Exhibit 1

MIND CTI Reports Second Quarter 2018 Results

Yoqneam, Israel, July 26, 2018 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises, today announced results for its second quarter ended June 30, 2018.

The following will summarize our major achievements in the second quarter of 2018, as well as our business. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

•	Revenues were $4.6 million, similar to $4.6 million in the second quarter of 2017 and similar to $4.5 million in the first quarter of 2018.
•	Operating income was $1.3 million, or 28% of total revenues, compared to $1.2 million or 27% of total revenues in the second quarter of 2017 and similar to $1.3 million, or 28% of total revenues in the first quarter of 2018.
•	Net income was $1.2 million, or $0.06 per share, compared to $1.9 million (Q2 2017 net income includes a one-time net capital gain of $0.9 million from the sale of a subsidiary), or $0.10 per share in the second quarter of 2017 and compared to $1.2 million, or $0.06 per share in the first quarter of 2018.
•	Multiple follow-on orders, including 3 significant ones.
•	Cash flow from operating activities was $0.9 million, compared to a negative $0.3 million in the second quarter of 2017 and compared to $1.3 million in the first quarter of 2018.

Six Month Financial Highlights

•	Revenues were $9.1 million, compared to $9.0 million in the first six months of 2017.
•	Operating income was $2.6 million, or 28% of total revenues, compared to $2.2 million or 24% of total revenues in the first six months of 2017.
•	Net income was $2.3 million, or $0.12 per share, compared to $2.8 million (first half of 2017 net income includes a one-time net capital gain of $0.9 million from the sale of a subsidiary), or $0.14 per share in the first six months of 2017.
•	Cash flow from operating activities in the first six months of 2018 was $2.3 million, compared to $0.3 million in the first six months of 2017.

As of June 30, 2018, we had 216 employees, compared with 248 as of June 30, 2017 and 228 as of March 31, 2018.

Monica Iancu, MIND CTI CEO, commented: “We are pleased with the Q2 results and the strong flow of follow-on orders. At the same time, we continue to be challenged by the markets and by intense competition in the areas we are active in. As previously mentioned, during our over twenty years of operation, we have a few times experienced challenging periods and with long-term planning ahead, we succeeded to maintain profitability and create new opportunities. Thanks to our significant recurring revenues, including a continuous stream of multiple follow-on orders and the success of our new platform, we are able to compensate in 2018 for the loss of one long-term major SaaS customer and some small customers under maintenance agreements that decided to exit their business, losses that we have already announced in 2017. We continue to enhance our offering as well as increase our marketing efforts.”

Financial Income and Cash Position

In the first half of 2018, we encountered a financial expense due to calculated valuations of cash and trade receivable balances in currencies other than the U.S. dollar and that are dependent on exchange rates. In the first half of 2017, we encountered significant financial income based on the same reasons. Fluctuations in our financial income are the result of interest we receive on our bank deposits and marketable securities, but mainly from the significant oscillation of exchange rates between the U.S. dollar and other currencies with which we operate.

As previously announced, the Board declared on February 22, 2018 a cash dividend of $0.30 per share before withholding tax. The record date was March 8, 2018 and the payment date was March 22, 2018. Tax was withheld at a rate of 20%.

The dividend declared and distributed was approximately $5.8 million – approximately $4.6 million was paid to the shareholders in March 2018 and approximately $1.2 million was paid for the withholding tax to the Israeli Tax authority in April 2018.

Our cash position, including short and long-term deposits and available-for-sale securities, was $14.1 million as of June 30, 2018, compared to $15.3 million as of June 30, 2017.

Revenue Distribution for Q2 2018

Revenues in the Americas represented 76%, revenues in Europe represented 16% and revenues in the rest of the world represented 8% of our total revenues.

Revenues from customer care and billing software totaled $3.9 million, or 85% of total revenues, while revenues from enterprise call accounting software totaled $0.6 million, or 15% of total revenues.

Revenues from licenses were $0.5 million, or 10% of total revenues, while revenues from maintenance and additional services were $4.0 million, or 90% of total revenues.

Multiple Orders

Similar to previous quarters, our valued customers showed their appreciation for our technology and support. These valued customers continue to invest in upgrades to grow their businesses and improve processes resulting in follow-on orders.

This quarter’s follow-on orders include a significant upgrade to our MINDBill version 8 that will be implemented within four to six quarters, new provisioning and mediation projects, maintenance extensions, as well as specific customizations and additional professional services.

Update on Pursuit of Acquisitions

As we previously announced, given our strong cash position and our experienced organization, we believe that we are well positioned and have the required resources to respond to market needs and at the same time focus on targeting potential acquisitions that could benefit our growth.

Lately we have reached different phases in such processes. Being cautious and focused on acquiring only at reasonable valuations and only targets that satisfy the criteria we defined: proven revenues, complementary technology, geography and expected accretion to earnings within a few quarters, we did not close any deal but we continue our pursuit.

AGM

As previously announced, MIND’s Annual General Meeting of Shareholders will be held on Tuesday, August 14, 2018 at 10:00 A.M. (Israel time), at the offices of the Company, Industrial Park, Building 7, Yoqneam 2069202, Israel.

Shareholders of record at the close of business on July 11, 2018 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members.

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About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as unified communications analytics and call accounting solutions for enterprises. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited
	U.S. dollars in thousands (except per share data)

Revenues	$4,555	$4,558	$9,097	$9,013
Cost of revenues	1,533	1,783	3,293	3,815
Gross profit	3,022	2,775	5,804	5,198
Research and development expenses	873	831	1,710	1,617
Selling and marketing expenses	420	286	725	596
General and administrative expenses	434	439	817	822
Operating income	1,295	1,219	2,552	2,163
Gain on disposal of a subsidiary	-	893	-	893
Financial income (expenses) - net	(24)	263	(16)	447
Income before taxes on income	1,271	2,375	2,536	3,503
Taxes on income	111	491	214	706
Net income	$1,160	$1,884	$2,322	$2,797

Earnings per ordinary share:
Basic	$0.06	$0.10	$0.12	$0.15
Diluted	$0.06	$0.10	$0.12	$0.14

Weighted average number of ordinary shares used in computation of earnings per ordinary share - in thousands:
Basic	19,317	19,295	19,326	19,285
Diluted	19,557	19,523	19,573	19,525

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MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$4,233	$5,014
Short-term bank deposits	4,077	6,102
Marketable securities	5,155	5,878
Accounts receivable, net:
Trade	1024	1,239
Other	714	843
Prepaid expenses	354	347
Deferred cost of revenues	178	-
Inventory	4	4
Total current assets	15,739	19,427

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	524	544
Severance pay fund	1,540	1,642
Deferred income taxes	33	32
Long-term bank deposits	98	101
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	192	202
GOODWILL	5,430	5,430
Total assets	$23,556	$27,378

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$150	$113
Other	1,356	837
Deferred revenues	2,301	3,556
Total current liabilities	3,807	4,506
LONG-TERM LIABILITIES :
Deferred revenues	27	138
Employee rights upon retirement	1,624	1,712
Total long-term liabilities	1,651	1,850
Total liabilities	5,458	6,356

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,281	26,180
Accumulated other comprehensive loss	(826)	(804)
Treasury shares	(1,515)	(1,554)
Accumulated deficit	(5,896)	(2,854)
Total shareholders’ equity	18,098	21,022
Total liabilities and shareholders’ equity	$23,556	$27,378

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MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,160	$1,884	$2,322	$2,797
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20	24	44	52
Accrued severance pay	27	(134)	(7)	(68)
Deferred income taxes, net	-	-	(1)	-
Realized (gain) loss from marketable securities available-for-sale	(1)	23	-	27
Unrealized gain (loss) on marketable securities, net	11	-	35	(14)
Employees share-based compensation expenses	50	44	101	88
Gain on disposal of a subsidiary	-	(893)	-	(893)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	333	(128)	356	243
Other	37	(45)	129	(40)
Increase in prepaid expenses and deferred cost of revenues	(97)	(112)	(185)	(180)
Increase (decrease) in accounts payable and accruals:
Trade	(196)	(297)	37	(21)
Other	(48)	250	519	(299)
Decrease in deferred revenues	(354)	(887)	(1,072)	(1,425)
Net cash provided by (used in) operating activities	942	(271)	2278	267

Cash flows from investing activities:
Purchase of property and equipment	(3)	-	(34)	(12)
Severance pay funds	(25)	139	21	91
Proceeds from (investment in) marketable securities	410	(1,035)	688	(947)
Proceeds from sale of marketable securities available-for-sale	-	326	-	326
Proceeds from (investment in) short-term bank deposits	-	(140)	2,025	2,256
Proceeds from sale of subsidiary	-	-	-	1,169
Net cash provided by (used in) investing activities	382	(710)	2,700	2,883
Cash flows from financing activities:
Employee stock options exercised and paid	1	-	39	53
Dividend paid	(1,184)	-	(5,799)	(6,173)
Net cash used in financing activities	(1,183)	-	(5,760)	(6,120)

Increase (decrease) in cash and cash equivalents	142	(981)	(781)	(2,970)
Balance of cash and cash equivalents at beginning of period	4,091	7,176	5,014	9,165
Balance of cash and cash equivalents at end of period	$4,233	$6,195	$4,233	$6,195

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